19 October 2012

Via EDGAR

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Dear Mr Shenk

Re:	Reed Elsevier PLC

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 12, 2012

File No. 001-13334

Reed Elsevier NV

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 12, 2012

File No. 001-13688

We are writing to respond to the comment set forth in the letter of the staff of the Securities and Exchange Commission (the “staff”) dated September 21, 2012 (the “comment letter”) relating to the above-referenced Annual Report on Form 20-F. Our Annual Report on Form 20-F for the year ended December 31, 2012 (“Annual Report 2012”) will incorporate additional information and disclosures as reflected in our response to the staff’s comment below.

In responding to your comments, Reed Elsevier PLC and Reed Elsevier NV (“the Companies”) acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience we have repeated below in italics the one comment set forth in the comment letter.

Results of Operations for the Year Ended December 31, 2011….page 28

1.	We note that cost of sales, selling and distribution costs, and administration and other expenses are material to your results but you do not provide a discussion and analysis of them. Please revise your disclosure to provide a direct comparative

Reed Elsevier PLC	1-3 Strand London WC2N 5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 77536 discussion and analysis of each of these expenses in addition to your current disclosure which is made in the context of operating profit. Your revised disclosure should also quantify and analyze the impact of each (and not netted) significant component within these expenses that caused the related expense or component to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. We also believe that these disclosures are appropriate at the segment level when the change in these expenses and significant components therein materially impacts the segment’s measure of profit or performance. Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

In response to the staff’s comment, in future filings the Companies will include a discussion of cost of sales, selling and distribution costs, and administration and other expenses in the Results of Operations analysis relating to the combined financial statements of Reed Elsevier. When the change in these expenses and the significant components therein materially impacts profit or performance at a segment level, we will also include segment level disclosures.

Our intended disclosure, to be included in the General section of the Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010 discussion within Item 5 in our Annual Report 2012 (refer page 28 in our 2011 filing), is as follows (amendments as underlined):

“General

Revenues at £6,002 million (2010: £6,055 million) were down 1% compared with 2010. At constant exchange rates, revenue was flat compared with the prior year. Underlying revenue growth was 2%, or 3% excluding the net cycling out of biennial exhibitions. This compares with underlying revenue growth in the prior year of 2%, or 1% excluding the biennial exhibition cycling. The underlying revenue performance reflects the continued portfolio development, new product introduction, expanded sales & marketing, and other actions taken to improve the business.

Cost of sales were £2,126 million, down 4% compared with 2010, and selling and distribution costs were £1,075 million, down 1%, the reductions primarily reflecting business disposals and currency effects, as well as cost of sales savings in the Risk Solutions division from the ChoicePoint integration. Administration and other expenses were £1,626 million, down 4%, reflecting the completion of the RBI exceptional restructuring programme in 2010, with related costs in that year of £57 million, largely relating to severance and vacant property costs. Other than as disclosed herein, changes in cost of sales, selling and distribution costs, and administration and other expenses, including changes in individual components thereof, were not material to the adjusted operating profit performance of the individual segments.

Reported operating profit was £1,205 million (2010: £1,090 million). The increase reflects improved trading performance and no exceptional restructuring costs.”

An example of our intended disclosure in our Annual Report 2012 to be included in the segment section of the Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010 discussion is as follows:

“Reed Business Information

RBI returned to underlying revenue growth, with growth in data services mostly offset by continued weakness in print advertising. Significant further progress on portfolio realignment was made with acquisitions in data services and disposals of print magazine titles. The majority of the margin increase reflects organic development, supported by exits from low margin businesses.

Revenues were down 4% and adjusted operating profits up 22% at constant currencies. Underlying revenues and adjusted operating profits were up 1% and 15% respectively.

The major data services businesses, which accounted for 25% of RBI revenues in 2011, delivered underlying revenue growth of 9%, including growth in ICIS, Bankers Almanac and XpertHR, partially offset by Reed Construction Data serving the challenged US construction industry. Online marketing solutions grew 2%, driven largely by Totaljobs in the UK online recruitment market, offset by weakness in lead generation businesses, BuyerZone and Hotfrog. Leading brands saw stable revenues, with online growth compensating for print advertising declines. Other business magazines and communities saw an underlying revenue decline of 5% reflecting continued print advertising market weakness.

Underlying costs were down 2%, reflecting continuing measures taken to realign the cost base, and within this, administration and other expenses were down 6% principally reflecting savings in staff, real estate and technology costs. Adjusted operating margins increased 3.4 percentage points to 15.8%.”

Similar disclosures will be included in the Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011 discussion in our Annual Report 2012.

Please contact me on 011 44 20 7166 5620 if you wish to discuss our response to the comment letter.

Yours sincerely

Mark Armour

Chief Financial Officer

Reed Elsevier PLC

Reed Elsevier NV

cc:	Patrick Kuhn, SEC

Doug Jones, SEC